SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Payment of Interim Dividend and Interest on the Company’s Net Worth” dated on October 05, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Interim Dividend and Interest on the Company’s Net Worth

October 05, 2004 (02 pages)

For more information, contact:

Investor Relations Office

TELESP, São Paulo - Brazil

Tel.:        (55-11) 3549-7200

Fax:        (55-11) 3549-7202

E-mail: ri.telefonicabr@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; October 05, 2004) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces the payment of Interim Dividend and Interest on the Company’s Net Worth.

I – INTERIM DIVIDENDS—FISCAL YEAR 2004

In accordance with the resolutions taken by the Board of Directors at the Meeting held on October 05, 2004, ad referendum of the General Shareholders’ Meeting, Telecomunicações de São Paulo S. A. – Telesp hereby informs its shareholders that it will grant interim dividends for a total amount of R$1,596,120,000.00 (one billion, five hundred ninety six million, one hundred twenty thousand reais), according to the table below. The aforementioned interim dividends have been declared based on the accumulated earnings as of the June 30, 2004 financial statements and according to article 28 of the Company’s bylaws and article 204 of the Law #6404/76. The preferred and common shareholders individually registered as such at the end of the day, on October 05, 2004 are enabled to receive the dividends. After this date, the shares will be traded as “ex-dividends”.

Type of share	Common	Preferred
Amount per lot of 1,000 shares: R$	3.032030615476	3.335233677024 (*)

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2004, ad referendum, of the General Shareholders’ Meeting that approves the financial statements for the year 2004.

The payment of said dividends will start on October 29, 2004.

II – INTEREST ON THE COMPANY’S NET WORTH – FISCAL YEAR 2004

In accordance with the resolutions taken by the Board of Directors at the Meeting held on October 05, 2004, ad referendum of the General Shareholders’ Meeting, Telecomunicações de São Paulo S.A. – Telesp hereby informs its shareholders about the payment of Interest on the Company’s Net Worth related to the fiscal year 2004, in accordance with the article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$592,800,000.00 (five hundred ninety two million, eight hundred thousand reais) and after withholding the income tax of 15%, its net amount is

R$503,880,000.00 (five hundred three million, eight hundred eighty thousand reais), according to the table below:

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	1.126098131001	0.168914719650	0.957183411351
Preferred Shares(*)	1.238707944102	0.185806191615	1.052901752487

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws

The payment of said Interest on the Company’s Net Worth will start on October 29, 2004.

The corresponding credit will be made in the Company’s accounting records on October 05, 2004, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on October 05, 2004. Starting on October 06, 2004, the shares will be considered as “ex-Interest on the Company’s Net Worth”.

In accordance with the single paragraph of the article 29 of the Company’s bylaws, said Interest on the Company’s Net Worth may be charged to the mandatory minimum dividend for the fiscal year 2004.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until October 11, 2004 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A. (Banco Real), the depositary bank, located at Av. Brigadeiro Luis Antonio, 2020 – 6º andar – Edifício Sudameris - CEP: 01318-911 – Bela Vista – São Paulo – SP. E-mail: acionista@real.com.br

III - INCOME TAX WITHHOLDING

Pursuant to the current legislation:

1.	Dividends are exempt of Income Tax Withholding, according to Law #9245/95.

2.	15% of the Interest on the Company’s Net Worth is withheld for income tax purposes at the time of its credit. There is no income tax for the legal entities that prove their immunity or exempt status within the established term.

V - PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco Real.

VI - ADDITIONAL INFORMATION

Dividends not claimed within the period of three years after the date of the beginning of the payment will be forfeited in favor of the company (Federal Law #6404 of December 15, 1976, Article 287, II, a)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: October 05, 2004.	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director